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February 17, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: J.P. Morgan Mutual Fund Select Group (the "Trust") (File Nos. 333-13317/811-07843)
                Withdrawal of Post-Effective Amendment No. 28

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests withdrawal of Post-Effective Amendment No. 28 to the Trust's registration statement on Form N-1A. Post-Effective Amendment No. 28 was filed via EDGAR on December 17, 2004 (Accession No. 0001047469-04-037616) for the purpose of updating certain financial information and updating disclosures regarding market timing, breakpoints and certain other topics in accordance with the rules under the Investment Company Act of 1940. Since Post-Effective Amendment No. 28 was filed on December 17, 2004, shareholders of each series of the Trust included in Post-Effective Amendment No. 105 have met and each such series of the Trust has approved either a merger or shell reorganization transaction pursuant to which each of the respective series will be reorganized effective after the close of business on February 18, 2005. As a result of those transactions, the forms of prospectuses and statements of additional information included in Post-Effective Amendment No. 28 will no longer be required.

     As a result, the Trust is requesting withdrawal of Post-Effective Amendment No. 28 to the Trust's registration statement. The Trust confirms that it has not sold any shares using the forms of prospectuses included in Post-Effective Amendment No. 28.

         If you have any questions regarding this request, please call me at 212.837.1711.

Sincerely,

/s/ Avery P. Maher
-------------------------
Avery P. Maher
Assistant Secretary
J.P. Morgan Mutual Fund Select Group

February 17, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:    J.P. Morgan Mutual Fund Select Group (the "Trust")
                (File Nos. 333-13317/811-07843)
                Withdrawal of Post-Effective Amendments Nos. 27, 29 and 31

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Post-Effective Amendment No. 27 (filed as a 485APOS on October 29, 2004 -- Accession No. 0001047469-05-001360), Post-Effective Amendment No. 29 (filed as a 485BXT on December 28, 2004 -- Accession No. 0001047469-04-038444), and Post-Effective Amendment No. 31 (filed as a 485BXT on January 24, 2005 -- Accession No. 0001047469-04-032486) to the Trust's
Registration Statement on Form N-1A (together, the "Amendments"). Post-Effective Amendment No. 27 was filed for the purpose of registering an additional share class to round out product offerings. Post-Effective Amendments Nos. 29 and 31 were filed solely for the purpose of extending the effective date of Post-Effective Amendment No. 27.

         Since the Amendments were filed, the determination has been made not to offer the share class being registered in the Amendments. As a result, the Trust is requesting withdrawal of the Amendments. The Trust confirms that it has not sold any shares using the form of prospectus included in the Amendments.

         If you have any questions regarding this request, please call me at 212.837.1711.

Sincerely,

/s/ Avery P. Maher
------------------------
Avery P. Maher
Assistant Secretary
J.P. Morgan Mutual Fund Select Group